Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Second Quarter and First Six Months of Fiscal 2023

KAILUA KONA, Hawaii (November 9, 2022) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the second quarter and first six months of fiscal year 2023, ended September 30, 2022.

Commenting on the second quarter fiscal 2023 results, Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said:

"The financial results for the quarter, compared to the same period last year, had net sales decrease driven by a confluence of events, including the increased U.S. dollar exchange rate affecting international sales, lower sales in the bulk business, primarily in Asia, due in part to inventory adjustments after the global supply chain issues eased, and weaker sales in the e-commerce business.  Consumer movement this quarter is not fully reflected in the retail number because of these drivers."

"From the perspective of manufacturing operations, company performance was steady and on course, with consistent Spirulina and Astaxanthin cultivation."

"The reduction in sales reduced working capital by only $354,000, with debt increase of $239,000 compared to the same quarter in the prior fiscal year.  The Company has been through challenging times before that have provided a roadmap to reducing our spending, controlling our inventory, and protecting our working capital.  As sales slowed, we took steps to address our cost structure and we are also initiating a renewed focus on our sales and marketing functions.  These steps, I believe, will position us for success when our sales normalize."

Second Quarter Fiscal 2023

Cyanotech reported net sales of $5,179,000 for the second quarter of fiscal 2023 compared to $9,419,000 for the second quarter of fiscal 2022, a decrease of 45.0%. Gross profit was $1,790,000, with gross profit margin of 34.6%, compared to gross profit of $3,762,000, with gross profit margin of 39.9%. Operating loss for the second quarter of fiscal 2023 was $837,000 compared to operating income of $1,082,000 in the same period of the prior year. Net loss for the current fiscal quarter was $940,000, or $0.15 per diluted share, compared to net income of $970,000, or $0.16 per diluted share, for the same period of the prior year.

First Six Months of Fiscal 2023

Cyanotech reported net sales of $11,895,000 for the first six months of fiscal 2023 compared to $18,383,000 for the same period in fiscal 2022, a decrease of 35.3%. Gross profit was $4,108,000, with gross profit margin of 34.5%, compared to gross profit of $7,434,000, with gross profit margin of 40.4%. Operating loss for the first six months of fiscal 2023 was $1,262,000 compared to operating income of $1,701,000 in the same period of the prior year. Net loss for the first six months of fiscal 2023 was $1,412,000, or $0.23 per diluted share, compared to net income of $1,491,000, or $0.24 per diluted share, for the same period of the prior year.

Trailing Twelve Months

For the trailing twelve months ended September 30, 2022, compared to the trailing twelve months ended September 30, 2021, net sales were $29,480,000 compared to $34,806,000.  Gross profit was $10,240,000, with gross profit margin of 34.7%, compared to $12,275,000 and 35.3%.  Net loss was $749,000, or $0.12 per diluted share, compared to net income of $2,117,000, or $0.34 per diluted share, which included $1,389,000 for the forgiveness of the loan under the Paycheck Protection Program.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended September 30, 2022 for more detailed information.

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— Cyanotech will host a virtual broadcast at 8:00 PM EDT on Thursday, November 10, 2022 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) EDT on Thursday, November 10, 2022. The Company will respond only to relevant questions relating to the Company’s second quarter fiscal 2023 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

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About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the second quarter fiscal 2023 ended September 30, 2022, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	September 30, 2022	March 31, 2022
ASSETS
Current assets:
Cash	$379	$2,589
Accounts receivable, net of allowance for doubtful accounts of $67 as of September 30, 2022 and March 31, 2022	2,118	3,664
Inventories	12,088	9,466
Prepaid expenses and other current assets	356	545
Total current assets	14,941	16,264

Equipment and leasehold improvements, net	11,747	11,885
Operating lease right-of-use assets, net	3,573	3,787
Other assets	92	109
Total assets	$30,353	$32,045

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,544	$2,362
Accrued expenses	1,078	1,412
Customer deposits	92	164
Operating lease obligations, current portion	294	393
Line of credit	1,300	—
Current maturities of long-term debt	277	490
Total current liabilities	4,585	4,821

Long-term debt, less current maturities	4,212	4,336
Long-term operating lease obligations	3,265	3,386
Other long-term liabilities	5	15
Total liabilities	12,067	12,558

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,271,971 shares at September 30, 2022 and 6,202,223 shares at March 31, 2022	125	124
Additional paid-in capital	33,767	33,557
Accumulated deficit	(15,606)	(14,194)
Total stockholders’ equity	18,286	19,487
Total liabilities and stockholders’ equity	$30,353	$32,045

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2022	2021	2022	2021

Net sales	$5,179	$9,419	$11,895	$18,383
Cost of sales	3,389	5,657	7,787	10,949
Gross profit	1,790	3,762	4,108	7,434

Operating expenses:
General and administrative	1,279	1,422	2,608	2,768
Sales and marketing	1,142	1,131	2,310	2,681
Research and development	206	127	452	284
Total operating expenses	2,627	2,680	5,370	5,733

(Loss) income from operations	(837)	1,082	(1,262)	1,701

Interest expense, net	(103)	(101)	(147)	(196)

(Loss) income before income taxes	(940)	981	(1,409)	1,505

Income tax expense	—	11	3	14

Net (loss) income	$(940)	$970	$(1,412)	$1,491

Net (loss) income per share:
Basic	$(0.15)	$0.16	$(0.23)	$0.24
Diluted	$(0.15)	$0.16	$(0.23)	$0.24

Shares used in calculation of net (loss) income per share:
Basic	6,228	6,130	6,216	6,124
Diluted	6,228	6,139	6,216	6,136

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

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